 SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTOR

MUNDOVAL FUND
A SERIES OF THE
MUNDOVAL FUNDS

LETTER OF INVESTMENT INTENT

August 17, 2004

To the Board of Trustees of the Mundoval Funds

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the Mundoval Fund, a series of the Mundoval Funds, in the amount of one hundred thousand dollars ($100,000.00) for ten thousand (10,000) shares at net asset value of ten dollars ($10.00) per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of one hundred thousand dollars ($100,000.00).

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Arthur Q. Johnson
Dated August 17 , 2004
/s/ Arthur Q. Johnson

By: Arthur Q. Johnson